[Letterhead of Sutherland Asbill & Brennan LLP]

May 11, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.
Registration Statement on Form N-2, filed on February 8, 2012
File No. 333-179433

Dear Mr. Di Stefano:

On behalf of Solar Senior Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 24, 2012 with respect to the Company’s registration statement on Form N-2 (File No. 333-179433), filed with the Commission on February 8, 2012, as amended on March 20, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. The revisions to the Prospectus referenced in the Company’s responses are set forth in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

Prospectus

Offerings

1.	We note the Company’s response to prior comment no. 9. Please state the maximum percent dilution that could be produced by sales of securities registered in this registration statement based on the Company’s current net asset value per share.

Vincent J. Di Stefano, Esq.

May 11, 2012

The Company has revised the disclosure set forth under the “Sales of Common Stock Below Net Asset Value – Impact on Existing Stockholders Who Do Not Participate in the Offering” section of the Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Nicholas Radesca / Solar Senior Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP